CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Accelerated Return Notes® Linked to the Russell 2000® Index	$13,851,280.00	$1,609.52
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-184193
(To Prospectus dated September 28, 2012,
Prospectus Supplement dated September 28, 2012
 and Product Supplement EQUITY INDICES ARN-1
dated July 31, 2013)

1,385,128 Units $10 principal amount per unit Term Sheet No. ARN-31 CUSIP No. 25190A849	Pricing Date Settlement Date Maturity Date	November 25, 2014 December 3, 2014 November 23, 2016

Accelerated Return Notes® Linked to the
Russell 2000® Index

▪  Maturity of approximately two years

▪  The Starting Value will be the lowest closing level of the Index during a one month period beginning on the pricing date

▪  3-to-1 upside exposure to increases in the Index, subject to a capped return of 20.65%

▪  1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

▪  All payments occur at maturity and are subject to the credit risk of Deutsche Bank AG

▪  No periodic interest payments

▪  Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES ARN-1.

The initial estimated value of the notes as of the pricing date is $9.653 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-10 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total
Public offering price	$10.00	$13,851,280.00
Underwriting discount	$0.20	$277,025.60
Proceeds, before expenses, to Deutsche Bank	$9.80	$13,574,254.40

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
November 25, 2014

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Summary

The Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Russell 2000® Index (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value (as determined below), you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value  for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Capped Value) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms.  This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below) reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.  For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-10.

Terms of the Notes		Redemption Amount Determination

Issuer:	Deutsche Bank AG, London Branch	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index.
Starting Value:
The lowest closing level of the Market Measure on any Market Measure Business Day (subject to adjustment as set forth in “Other Terms of the Notes” on page TS-7 of this term sheet) during the Starting Value Determination Period.  The closing level of the Market Measure on the pricing date was 1,186.331.  The actual Starting Value will be made available to investors in the notes after the Starting Value has been determined.

Starting Value Determination Period:	The period from and including the pricing date to and including December 26, 2014 (or if that day is not a Market Measure Business Day, the immediately following Market Measure Business Day).
Ending Value:
The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-16 of product supplement EQUITY INDICES ARN-1.

Participation Rate:	300%
Capped Value:	$12.065 per unit, which represents a return of 20.65% over the principal amount.
Maturity Valuation Period:	November 14, 2016, November 15, 2016, November 16, 2016, November 17, 2016 and November 18, 2016
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-10.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES ARN-1 dated July 31, 2013:
http://www.sec.gov/Archives/edgar/data/1159508/000095010313004598/crt_dp39880-424b2.pdf

▪	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

▪	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES ARN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank. The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪     You accept that the return on the notes, if any, will be capped.

▪     You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪    You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪    You seek principal protection or preservation of capital.

▪    You seek an uncapped return on your investment.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Hypothetical Payout Profile and Examples of Payments at Maturity

Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $12.065. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, the Capped Value of $12.065 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.000		-100.00%
50.00		-50.00%	$5.000		-50.00%
60.00		-40.00%	$6.000		-40.00%
70.00		-30.00%	$7.000		-30.00%
80.00		-20.00%	$8.000		-20.00%
90.00		-10.00%	$9.000		-10.00%
94.00		-6.00%	$9.400		-6.00%
97.00		-3.00%	$9.700		-3.00%
100.00	(1)	0.00%	$10.000		0.00%
102.00		2.00%	$10.600		6.00%
104.00		4.00%	$11.200		12.00%
105.00		5.00%	$11.500		15.00%
106.88		6.88%	$12.065	(2)	20.65%
110.00		10.00%	$12.065		20.65%
120.00		20.00%	$12.065		20.65%
130.00		30.00%	$12.065		20.65%
140.00		40.00%	$12.065		20.65%
150.00		50.00%	$12.065		20.65%
160.00		60.00%	$12.065		20.65%

(1)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value will be determined after the expiration of the Starting Value Determination Period, and will be less than or equal to 1,186.331, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 104.00, or 104.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	104.00
= $11.20 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.065 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES ARN-1 and page PS-3 of the prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪
Our internal pricing models consider relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪
The public offering price you pay for the notes exceeds the initial estimated value.  The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-10.  These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the level of the Index, will affect the value of the notes in complex and unpredictable ways.

▪
The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪
A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.  Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-23 of product supplement EQUITY INDICES ARN-1.

Additional Risk Factors

The Starting Value will be determined after the pricing date of the notes.

The Starting Value of the Market Measure will be determined based on the lowest closing level of the Index during the Starting Value Determination Period.  The Starting Value Determination Period will, as described above, end on a day that is approximately one month after the pricing date for the notes.  As a result, the Starting Value will not be determined, and neither you nor we (nor MLPF&S or any of our respective affiliates) can be certain of what the Starting Value will be, until after the pricing date and the settlement date of the notes.

Other Terms of the Notes

Occurrence of a Market Disruption Event during the Starting Value Determination Period

If a Market Disruption Event occurs on any Market Measure Business Day during the Starting Value Determination Period (any such day being a “Market Disruption Day”), the calculation agent will establish the closing level of the Index for such Market Disruption Day as follows:

▪	The closing level of the Index for the applicable Market Disruption Day will be disregarded, except as set forth below.

▪
If a Market Disruption Event occurs for three or more consecutive scheduled Market Measure Business Days during the Starting Value Determination Period, then, on the second Market Measure Business Day on which no Market Disruption Event occurs following such Market Disruption Days, the closing level of the Index for each such Market Disruption Day will be determined (or, if not determinable, estimated) by the calculation agent in a commercially reasonable manner.

▪
Notwithstanding the foregoing, if a Market Disruption Event occurs on the final date of the Starting Value Determination Period, then the closing level of the Index for that day will be the closing level of the Index on the first Market Measure Business Day thereafter on which no Market Disruption Event occurs or is continuing, provided that if a Market Disruption Event occurs on the final date of the Starting Value Determination Period and on the first two scheduled Market Measure Business Days thereafter, the calculation agent will determine or, if not determinable, estimate in a commercially reasonable manner the closing level of the Index as of that final date, as well as the closing level of the Index for any previous Market Disruption Day that has not yet been determined, on the second scheduled Market Measure Business Day after that final date.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

The Index

All disclosures in this term sheet regarding the Index have been derived from publicly available sources, which we have not independently verified. The information summarizes the current index methodology as published by Russell Investments (“Russell,” or the “Index sponsor”) and may be changed by Russell at any time. Additional information on the Index is available at the following website: http://www.russell.com. No information on that website is deemed to be included or incorporated by reference in this term sheet.

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Composing the Index

All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume from all exchanges within a country) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Index. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Business development companies, exchange traded funds and mutual funds are also excluded. In addition, preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion.

Annual reconstitution is a process by which the Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. Reconstitution of the Index occurs on the last Friday in June or, when the last

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Friday in June is the 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

The following graph shows the daily historical performance of the Index in the period from January 2008 through October 2014.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 1,186.331.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

We have entered into a non-exclusive license agreement with Russell providing for the license to us, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to us is the licensing of certain trademarks and trade names of Russell and of the Index, which is determined, composed, and calculated by Russell without regard to us or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount.  In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-14 of product supplement EQUITY INDICES ARN-1.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this term sheet have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent  and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Russell 2000® Index, due November 23, 2016

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-12